March 14, 2006

Evelyn Echevarria
Ace Securities Corp.
6525 Morrison Boulevard – Suite 318
Charlotte, North Carolina 28211

Re: Ace Securities Corp.
Registration Statement on Form S-3
Filed February 10, 2006
File No. 333-131727

Dear Ms. Echevarria,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

2. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

[Derivative Instruments]

5. Please revise your bracketed disclosure to refer to all derivatives as provided in the base prospectus rather than limiting the disclosure to examples only.

Base Prospectuses (Automobile and Boat; Automobile; Boat)

Collateral Certificates

6. Please confirm that the collateral certificates will meet the requirements for a primary offering under Securities Act Rule 190(b).

Enhancements Relating to Collateral Certificates

7. Please delete the phrase "other types of enhancements may be provided." We view this as a catch-all phrase. Instead, list all of the types of enhancements that may be included in the asset pool underlying the collateral certificates or with respect to the collateral certificates themselves.

GSE Bonds

8. Please remove the Student Loan Marketing Association from your description of GSE Bonds since this association is a private company and its securities are not exemption from registration under the Securities Act.

9. We note that you refer investors to additional information on the associations listed in this section. Please note that disclosure on all assets included in the pool as well as information on originators that meet the 20% threshold requirement should be provided in the prospectus. Refer to Items 1110(b) and 1111 of Regulation AB. Please delete the references to additional information and confirm that disclosure on all assets and originators meeting the threshold disclosure requirement will be provided to the extent material.

Credit and Cash Flow Enhancement

10. Please expand your disclosure to provide a general description of each credit or cash flow enhancement listed in this section. For example, we note that you describe the "reserve account" on the following page. Also, revise your reference to "swaps" in this section for more specificity (i.e., interest rate swap).

11. Please revise to clarify your reference to "other agreements with respect to third party payments or other support," or delete that phrase in its entirety. Similarly, either delete or revise to specify your reference to "any other arrangements…as may be described in the related prospectus supplement." In that regard, please note our comment above that the base prospectus should include all credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus (Equipment)

End-User Contracts

12. We cannot locate the section heading "The Owner Trusts." Please revise accordingly.

Credit Support Relating to Private Contract-Backed Securities

13. Please delete the phrase "other types of enhancements may be provided." We view this as a catch-all phrase. Instead, list all of the types of enhancements that may be included in the asset pool underlying the private contract-backed securities or with respect to the private contract-backed securities themselves.

Credit Enhancement

14. Please expand your disclosure to provide a general description of each credit enhancement listed in this section.   Also, revise to clarify "third party payments or other support," or delete that bullet point in its entirety.

15. Please delete the last bullet point in this section.

Derivatives

16. Please expand your disclosure to describe the mechanics of the market value swaps and when market value swaps would be employed into the operate.

17. We note your disclosure indicates that derivatives may include credit default swaps. If you choose to include these forms of credit support, you should provide a more comprehensive and detailed analysis on how the proposed swaps will protect against defaults and losses on contracts or other assets included in an issuing entity or allocated to a class of notes. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs?

Exhibits

18. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3348.

Sincerely,

Jennifer G. Williams
Special Counsel

cc: Via Facsimile
        Reed D. Auerbach
        McKee Nelson LLP
        (917) 777-4299